Exhibit 99.2

VINCI partners

2Q22 Earnings Release

August 11th, 2022

ir.vincipartners.com

Vinci Partners Reports Second Quarter 2022 Results

Alessandro Horta, Chief Executive Officer, stated, “Vinci Partners reported solid results for the second quarter 2022. Adjusted Distributable Earningsi totaled R$61.1 million, or R$1.10 per common share, up 11% year-over-year. Since our IPO, Vinci has distributed US$1.00 per common share to shareholders as dividends, proving our resilience and ability to generate significant amounts of cash flow even in the most challenging macro scenarios. We continue to grow and expand our platform organically, ending the second quarter with R$60 billion in assets under management, and through strategic acquisitions, representing a R$62 billion Proforma AUM considering our recently announced transaction with SPS Capital.”

Dividend

Vinci Partners has declared a quarterly dividend of US$0.17 per share to record holders of common stock at the close of business on August 25, 2022. This dividend will be paid on September 9, 2022.

Second quarter 2022 Highlights

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About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009.

Vinci Partners’ business segments include Private Markets (Private Equity, Real Estate, Infrastructure and Credit), Liquid Strategies (Public Equities and Hedge Funds), Investment products and Solutions, and Financial Advisory. As of June 30, 2022, the firm had R$60 billion of assets under management.

Webcast and Earnings Conference Call

Vinci Partners will host a conference call at 5:00pm EST on Thursday, August 11, 2022, to announce its second quarter 2022 results.

To access the webcast please visit the Events & Presentations’ section of the Company's website at:

https://ir.vincipartners.com/news-and-events/events-and-presentations.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

To access the conference call through dial in, please register at 2Q22 VINP Earnings Dial In to obtain the conference number and access code.

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Nick Lamplough / Kate Thompson / Katie Villany

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Segment Earnings

(R$ thousands, unless mentioned)	2Q'21	1Q'22	2Q'22	∆ YoY(%)	2Q'21 YTD	2Q'22 YTD	∆ YoY(%)
Net revenue from management fees	94,778	87,229	89,271	-6%	176,621	176,500	0%
Net revenue from advisory fees	6,378	3,674	6,659	4%	21,444	10,333	-52%
Total Fee Related Revenues	101,156	90,903	95,930	-5%	198,065	186,833	-6%
Segment personnel expenses	(5,528)	(6,549)	(6,233)	13%	(10,625)	(12,782)	20%
Other G&A expenses	(4,058)	(4,503)	(4,178)	3%	(7,632)	(8,681)	14%
Corporate center expenses	(19,296)	(18,761)	(21,350)	11%	(38,808)	(40,111)	3%
Bonus compensation related to management and advisory	(17,082)	(17,272)	(17,267)	1%	(35,608)	(34,539)	-3%
Total Fee Related Expenses	(45,964)	(47,085)	(49,028)	7%	(92,674)	(96,113)	4%
FEE RELATED EARNINGS (FRE)ii	55,192	43,818	46,902	-15%	105,391	90,720	-14%
FRE Margin (%)	54.6%	48.2%	48.9%		53.2%	48.6%
FRE per shareiii (R$/share)	0.97	0.78	0.84		1.85	1.63
Net revenue from performance fees	18,624	3,172	3,839	-79%	28,575	7,011	-75%
Performance based compensation	(7,817)	(1,032)	(1,427)	-82%	(11,109)	(2,459)	-78%
PERFORMANCE RELATED EARNINGS (PRE)	10,807	2,140	2,412	-78%	17,466	4,552	-74%
PRE Margin (%)	58.0%	67.5%	62.8%		61.1%	64.9%
(-) Unrealized performance fees	(9,065)	(636)	–	N/A	(9,487)	(636)	-93%
(+) Unrealized performance compensation	2,980	225	–	N/A	3,130	225	-93%
(+) Realized GP investment income	345	2,045	4,926	1,328%	457	6,971	1,425%
SEGMENT DISTRIBUTABLE EARNINGS	60,259	47,593	54,240	-10%	116,958	101,833	-13%
Segment DE Margin (%)	54.3%	49.8%	51.8%		1	1
(+) Depreciation and amortization	926	984	976	5%	1,865	1,960	5%
(+) Realized financial income	14,239	24,996	20,001	40%	18,883	44,997	138%
(-) Leasing expenses	(3,106)	(2,472)	(2,400)	-23%	(6,263)	(4,872)	-22%
(-) Other items	(2,120)	(1,136)	644	N/A	(1,234)	(492)	-60%
(-) Non-recurring expenses	–	(5,109)	(962)		–	(6,071)
(-) Income taxes (excluding related to unrealized fees and income)	(15,417)	(11,601)	(12,064)	-22%	(28,232)	(23,665)	-16%
DISTRIBUTABLE EARNINGS (DE)iv	54,781	53,255	60,435	10%	101,976	113,690	11%
DE Margin (%)	43.7%	44.2%	48.5%		43.1%	46.4%
DE per share (R$/share)[v]	0.97	0.95	1.09		1.79	2.04
(+) Non-recurring expensesvi including income tax related to realized expense	–	4,437	635	N/A	–	5,072	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	54,781	57,692	61,070	11%	101,976	118,762	16%
Adjusted DE Margin (%)	43.7%	47.9%	49.0%		43.1%	48.4%
Adjusted DE per share (R$/share)	0.97	1.03	1.10		1.79	2.13

Total Fee-Related Revenuesvii of R$95.9 million for the quarter ended June 30, 2022, compared to R$101.2 million for the quarter ended June 30, 2021, a decrease of 5% year-over year, primarily due to our successful capital return in FIP Energia PCH, which occurred in the first quarter of 2022, and the mark-to-market impact in liquid funds following strong corrections in the local markets during the quarter. Fee related revenues were up 6% quarter-over-quarter, a result of higher advisory fees and the fundraising across Private Market strategies at the end of the quarter. Fee-related revenues were R$186.8 million for the six months ended June 30, 2022, down 6% year-over-year, when compared to the six months ended June 30, 2021, due to a greater contribution from advisory fees in the 1Q’21, driven by the pre-IPO advisory for B3 listed company Espaço Laser.

Fee Related Earnings (“FRE”) of R$46.9 million (R$0.84/share) for the quarter ended June 30, 2022, compared to R$55.2 million for the quarter ended June 30, 2021, a decrease of 15% year-over-year, following the capital return of R$1.1 billion for FIP Energia PCH in 1Q’22, combined with the mark-to-market effect in our liquid strategies' AUM with the strong correction in local markets over the quarter. FRE quarter-over-quarter was up 7% quarter-over-quarter, following strong fundraising across Private market and IP&S strategies and a stronger contribution from advisory fees. FRE was R$90.7 million for the six months ended June 30, 2022, down 14% year-over-year, when compared to the six months ended June 30, 2021, driven by substantially higher advisory fees in the first half of 2021.

FRE Marginviii was 48.9% for the quarter ended June 30, 2022, a decrease of 5.7 percentage points when compared to the quarter ended June 30, 2021, impacted partially by higher fixed costs following the rise in inflation rates over the last twelve months combined with the reduction in management fees as a consequence of capital returns and mark-to-market effect. On a comparable basis, 2Q’22 FRE margin disregarding our recently announced VRS segment, would be 50.7%.

Performance Related Earnings (“PRE”)ix of R$2.4 million for the quarter ended June 30, 2022, compared to R$10.8 million for the quarter ended June 30, 2021, a decrease of 78% year-over-year. PRE was R$4.6 million for the six months ended June 30, 2022, down 74% year-over-year, when compared to the six months ended June 30, 2021. In the 2Q'21 the platform was positively impacted by an extraordinary performance coming from international exclusive mandates in IP&S, that although unrealized, impacted PRE results. Liquid strategies' funds haven't been able to charge significant levels of performance fees during 2022, mostly due to their high-watermark clause and the strong correction in local markets during the period.

Segment Distributable Earningsx of R$54.2 million for the quarter ended June 30, 2022, compared to R$60.3 million for the quarter ended June 30, 2021, a decrease of 10% year-over-year. Segment Distributable Earnings were R$101.8 million for the six months ended June 30, 2022, down 13% year-over-year, when compared to the six months ended June 30, 2021.

Adjusted Distributable Earnings (“DE”) of R$61.1 million (R$1.10/share) for the quarter ended June 30, 2022, compared to R$54.8 million for the quarter ended June 30, 2021, an increase of 11% year-over-year, boosted by a greater contribution from financial income. Adjusted DE was R$118.8 million for the six months ended June 30, 2022, up 16% year-over-year, when compared to the six months ended June 30, 2021.

Adjusted DE Marginxi was 49.0% for the quarter ended June 30, 2022, a 5.3 percentage point increase compared to 43.7% for the quarter ended June 30, 2021. For the six months ended June, 2022, Adjusted DE Margin reached 48.4%, an increase of 5.3 percentage points year-over-year.

Segment Highlights

Private Market Strategies

(R$ thousands, unless mentioned)	2Q'21	1Q'22	2Q'22	∆ YoY (%)	2Q'21 YTD	2Q'22 YTD	∆ YTD (%)
Net revenue from management fees	49,407	46,759	47,654	-4%	95,988	94,413	-2%
Net revenue from advisory fees	2,641	467	275	-90%	3,146	741	-76%
Total Fee Related Revenues	52,048	47,226	47,929	-8%	99,134	95,154	-4%
Segment personnel expenses	(2,722)	(2,736)	(2,923)	7%	(5,160)	(5,659)	10%
Other G&A expenses	(2,907)	(2,755)	(2,411)	-17%	(5,232)	(5,166)	-1%
Corporate center expenses	(9,792)	(9,554)	(10,827)	11%	(20,376)	(20,381)	0%
Bonus compensation related to management and advisory	(7,568)	(7,307)	(7,426)	-2%	(15,299)	(14,733)	-4%
Total Fee Related Expenses	(22,989)	(22,352)	(23,587)	3%	(46,067)	(45,939)	0%
FEE RELATED EARNINGS (FRE)	29,059	24,874	24,342	-16%	53,067	49,215	-7%
FRE Margin (%)	55.8%	52.7%	50.8%		53.5%	51.7%
Net revenue from performance fees	1,792	640	1,719	-4%	2,254	2,359	5%
Realized performance fees	715	4	1,719	140%	755	1,723	128%
Unrealized performance fees	1,077	636	–	N/A	1,499	636	-58%
Performance based compensation	(570)	(226)	(609)	7%	(731)	(835)	14%
PERFORMANCE RELATED EARNINGS (PRE)	1,222	414	1,110	-9%	1,523	1,524	0%
PRE Margin (%)	68.2%	64.7%	64.6%		67.6%	64.6%
(-) Unrealized performance fees	(1,077)	(636)	–	N/A	(1,499)	(636)	-58%
(+) Unrealized performance compensation	382	225	–	N/A	532	225	-58%
(+) Realized GP investment income	345	2,045	4,926	1328%	457	6,971	1425%
SEGMENT DISTRIBUTABLE EARNINGS	29,931	26,922	30,377	1%	54,079	57,299	6%
Segment DE Margin (%)	56.4%	54.6%	55.7%		53.9%	55.2%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	20,762	21,041	23,998	16%	20,762	23,998	16%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	18,873	19,192	20,722	10%	18,873	20,722	10%
AVERAGE MANAGEMENT FEE RATE (%)	0.99%	0.92%	0.90%		0.98%	0.91%
FULL TIME EMPLOYEES	50	50	46	-8%	50	46	-8%

Fee related earnings (FRE) of R$24.3 million for the quarter ended June 30, 2022, a decrease of 16% year-over-year, driven by a combination of FIP Energia's capital return in the first quarter of 2022 and a one-off advisory fee contribution in Real Estate during the 2Q'21. FRE was R$49.2 million over the six months ended June 30, 2022, down 7% when compared to the six months ended June 30, 2021.

Segment Distributable Earnings of R$30.4 million for the quarter ended June 30, 2022, up 1% year-over-year. Segment DE was R$57.3 million over the six months ended June 30, 2022, up 6% when compared to the six months ended June 30, 2021, boosted by a higher contribution from GP investment income.

AUM of R$24.0 billion at the end of the 2Q’22, an increase of 16% year-over-year, driven by strong fundraising across Private Equity and Credit strategies. These fundraisings occurred in the latter part of the quarter and will start to impact management fee revenues from the third quarter onwards.

Liquid Strategies

(R$ thousands, unless mentioned)	2Q'21	1Q'22	2Q'22	∆ YoY (%)	2Q'21 YTD	2Q'22 YTD	∆ YTD (%)
Net revenue from management fees	23,020	20,573	20,210	-12%	43,003	40,783	-5%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	23,020	20,573	20,210	-12%	43,003	40,783	-5%
Segment personnel expenses	(1,387)	(1,384)	(1,394)	1%	(2,680)	(2,778)	4%
Other G&A expenses	(681)	(676)	(780)	15%	(1,305)	(1,456)	12%
Corporate center expenses	(4,196)	(4,203)	(4,592)	9%	(8,689)	(8,795)	1%
Bonus compensation related to management and advisory	(3,893)	(3,948)	(3,922)	1%	(7,312)	(7,871)	8%
Total Fee Related Expenses	(10,157)	(10,212)	(10,688)	5%	(19,986)	(20,900)	5%
FEE RELATED EARNINGS (FRE)	12,863	10,361	9,522	-26%	23,017	19,883	-14%
FRE Margin (%)	55.9%	50.4%	47.1%		53.5%	48.8%
Net revenue from performance fees	6,451	2,325	1,300	-80%	8,460	3,625	-57%
Realized performance fees	6,451	2,325	1,300	-80%	8,460	3,625	-57%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(4,015)	(722)	(459)	-89%	(4,718)	(1,181)	-75%
PERFORMANCE RELATED EARNINGS (PRE)	2,436	1,603	841	-65%	3,742	2,444	-35%
PRE Margin (%)	37.8%	68.9%	64.7%		44.2%	67.4%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	15,299	11,963	10,363	-32%	26,759	22,327	-17%
Segment DE Margin (%)	51.9%	52.2%	48.2%		52.0%	50.3%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	14,124	12,243	9,845	-30%	14,124	9,845	-30%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	13,965	12,104	9,708	-30%	13,965	9,708	-30%
AVERAGE MANAGEMENT FEE RATE (%)	0.73%	0.74%	0.78%		0.70%	0.76%
FULL TIME EMPLOYEES	24	21	22	-8%	24	22	-8%

Fee related earnings (FRE) of R$9.5 million for the quarter ended June 30, 2022, down 26% year-over-year. FRE was R$19.9 million over the six months ended June 30, 2022, a decrease of 14% when compared to the six months ended June 30, 2021, driven by the mark-to-market effect in liquid strategies' AUM during the second quarter, impacting management fee revenues.

Performance related earnings (PRE) of R$0.8 million for the quarter ended June 30, 2022, down 65% year-over-year. PRE was R$2.4 million over the six months ended June 30, 2022, a decrease of 35% when compared to the six months ended June 30, 2021. Liquid strategies' funds haven't been able to charge performance fees, mostly due to their high-watermark clause and the strong correction in local markets during the period.

Segment Distributable Earnings of R$10.4 million for the quarter ended June 30, 2022, down 32% year-over-year. Segment DE was R$22.3 million over the six months ended June 30, 2022, a decrease of 17% when compared to the six months ended June 30, 2021.

AUM was R$9.8 billion at the end of the 2Q’22. Liquid strategies' AUM has not suffered from significant outflows in the quarter when compared to the outflows seen in the Brazilian asset manager industry during the quarter. Most of the decrease seen in liquid funds' AUM year-over-year comes from the mark-to-market effect following the depreciation in local markets.

Investment Products and Solutions

(R$ thousands, unless mentioned)	2Q'21	1Q'22	2Q'22	∆ YoY (%)	2Q'21 YTD	2Q'22 YTD	∆ YTD (%)
Net revenue from management fees	22,349	19,897	21,407	-4%	37,629	41,304	10%
Net revenue from advisory fees	20	7	7	-65%	39	14	-65%
Total Fee Related Revenues	22,369	19,904	21,414	-4%	37,668	41,317	10%
Segment personnel expenses	(1,008)	(1,827)	(1,078)	7%	(1,979)	(2,905)	47%
Other G&A expenses	(344)	(600)	(450)	31%	(809)	(1,050)	30%
Corporate center expenses	(4,343)	(4,065)	(4,864)	12%	(7,782)	(8,929)	15%
Bonus compensation related to management and advisory	(3,927)	(4,156)	(3,557)	-9%	(7,595)	(7,712)	2%
Total Fee Related Expenses	(9,622)	(10,648)	(9,948)	3%	(18,166)	(20,596)	13%
FEE RELATED EARNINGS (FRE)	12,747	9,255	11,466	-10%	19,502	20,721	6%
FRE Margin (%)	57.0%	46.5%	53.5%		51.8%	50.2%
Net revenue from performance fees	10,382	208	820	-92%	17,863	1,028	-94%
Realized performance fees	2,394	208	820	-66%	9,875	1,028	-90%
Unrealized performance fees	7,988	–	–	N/A	7,988	–	N/A
Performance based compensation	(3,233)	(84)	(360)	-89%	(5,660)	(444)	-92%
PERFORMANCE RELATED EARNINGS (PRE)	7,149	124	460	-94%	12,203	584	-95%
PRE Margin (%)	68.9%	59.5%	56.1%		68.3%	56.8%
(-) Unrealized performance fees	(7,988)	–	–	N/A	(7,988)	–	N/A
(+) Unrealized performance compensation	2,599	–	–	N/A	2,599	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	14,507	9,379	11,926	-18%	26,316	21,305	-19%
Segment DE Margin (%)	58.6%	46.6%	53.6%		55.4%	50.3%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	21,966	23,394	25,659	17%	21,966	25,659	17%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	21,812	23,258	25,545	17%	21,812	25,545	17%
AVERAGE MANAGEMENT FEE RATE (%)	0.45%	0.37%	0.38%		0.40%	0.38%
FULL TIME EMPLOYEES	14	14	16	14%	14	16	14%

Fee related earnings (FRE) of R$11.5 million for the quarter ended June 30, 2022, down 10% year-over-year due to a retroactive revenue recognition in the 2Q'21. FRE was up 24% on a quarter-over-quarter basis. FRE was R$20.7 million over the six months ended June 30, 2022, an increase of 6% when compared to the six months ended June 30, 2021, driven by the growth in management fees following notable fundraising over the last six months.

Performance related earnings (PRE) of R$460 thousand for the quarter ended June 30, 2022, down 94% year-over-year. In the 2Q'21 the platform was positively impacted by an extraordinary performance coming from international exclusive mandates in IP&S, that although unrealized, impacted PRE results. PRE over the six months ended June 30, 2022 was R$584 thousand, a decrease of 95% when compared to the six months ended June 30, 2021.

Segment Distributable Earnings of R$11.9 million for the quarter ended June 30, 2022, down 18% year-over-year, mainly due to a higher contribution from PRE in the 2Q’21. Segment DE was R$21.3 million over the six months ended June 30, 2022, a decrease of 19% when compared to the six months ended June 30, 2021.

AUM of R$25.7 billion, up 17% year-over-year, following the strong fundraising from our pension plan products in the second quarter.

Financial Advisory

(R$ thousands, unless mentioned)	2Q'21	1Q'22	2Q'22	∆ YoY (%)	2Q'21 YTD	2Q'22 YTD	∆ YTD (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	3,718	3,201	6,378	72%	18,259	9,578	-48%
Total Fee Related Revenues	3,718	3,201	6,378	72%	18,259	9,578	-48%
Segment personnel expenses	(411)	(505)	(530)	29%	(806)	(1,035)	28%
Other G&A expenses	(126)	(209)	(165)	31%	(307)	(374)	22%
Corporate center expenses	(965)	(938)	(1,067)	11%	(1,939)	(2,006)	3%
Bonus compensation related to management and advisory	(1,694)	(908)	(1,350)	-20%	(5,401)	(2,208)	-59%
Total Fee Related Expenses	(3,196)	(2,560)	(3,112)	-3%	(8,454)	(5,623)	-33%
FEE RELATED EARNINGS (FRE)	522	640	3,265	525%	9,805	3,956	-60%
FRE Margin (%)	14.1%	20.0%	51.2%		53.7%	41.3%
SEGMENT DISTRIBUTABLE EARNINGS	522	640	3,265	525%	9,805	3,956	-60%
Segment DE Margin (%)	14.1%	20.0%	51.2%		53.7%	41.3%

FULL TIME EMPLOYEES	8	11	10	25%	8	10	25%

Fee related earnings (FRE) of R$3.3 million for the quarter ended June 30, 2022, up 525% year-over-year. FRE was R$4.0 million over the six months ended June 30, 2022, a decrease of 60% when compared to the six months ended June 30, 2021, due to a greater contribution from advisory fees in the 1Q’21, when the Advisory team closed the pre-IPO advisory for B3 listed company Espaço Laser.

Segment Distributable Earnings over the six months ended June 30, 2022 were R$4.0 million, a decrease of 60% year-over-year when compared to the six months ended June 30, 2021.

Retirement Services

(R$ thousands, unless mentioned)/	2Q'21	1Q'22	2Q'22	∆ YoY (%)	2Q'21 YTD	2Q'22 YTD	∆ YTD (%)
Net revenue from management fees	–	–	–	–	–	–	–
Net revenue from advisory fees	–	–	–	–	–	–	–
Total Fee Related Revenues	–	–	–	–	–	–	–
Segment personnel expenses	–	(97)	(308)	–	–	(405)	–
Other G&A expenses	–	(263)	(372)	–	–	(635)	–
Corporate center expenses	–	–	–	–	–	–	–
Bonus compensation related to management and advisory	–	(1,002)	(1,012)	–	–	(2,014)	–
Total Fee Related Expenses	–	(1,362)	(1,692)	–	–	(3,054)	–
FEE RELATED EARNINGS (FRE)	–	(1,362)	(1,692)	–	–	(3,054)	–
FRE Margin (%)	–	–	–		–	–
Net revenue from performance fees	–	–	–	–	–	–	–
Realized performance fees	–	–	–	–	–	–	–
Unrealized performance fees	–	–	–	–	–	–	–
Performance based compensation	–	–	–	–	–	–	–
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	–	–	–	–
PRE Margin (%)	–	–	–		–	–
(-) Unrealized performance fees	–	–	–	–	–	–	–
(+) Unrealized performance compensation	–	–	–	–	–	–	–
SEGMENT DISTRIBUTABLE EARNINGS	–	(1,362)	(1,692)	–	–	(3,054)	–
Segment DE Margin (%)	–	–	–		–	–

ASSETS UNDER MANAGEMENT (AUM R$millions)	–	–	–	–	–	–	–
FULL TIME EMPLOYEES	–	3	5	–	–	5	–

Fee Related Earnings (FRE) of negative R$1.7 million for the quarter ended June 30, 2022. FRE was negative R$3.1 million to the six months ended June 30, 2022.

VRS is within investment period and products are expected to be launched in 2023. We are separating this segment from others because we believe it could be a relevant tech enabled vertical in the future.

Income Statement

(R$ thousands, unless mentioned)	2Q'21	1Q'22	2Q'22	∆ YoY(%)	2Q'21 YTD	2Q'22 YTD	∆ YTD (%)
REVENUES
Net revenue from management fees	94,778	87,229	89,271	-6%	176,621	176,500	0%
Net revenue from performance fees	18,624	3,172	3,839	-79%	28,575	7,011	-75%
Realized performance fees	9,559	2,536	3,839	-60%	19,088	6,375	-67%
Unrealized performance fees	9,065	636	–	N/A	9,487	636	-93%
Net revenue from advisory	6,378	3,674	6,659	4%	21,444	10,333	-52%
Total net revenues from services rendered	119,780	94,075	99,769	-17%	226,640	193,844	-14%
EXPENSES
Bonus related to management and advisory	(17,082)	(17,272)	(17,267)	1%	(35,608)	(34,539)	-3%
Performance based compensation	(7,817)	(1,032)	(1,427)	-82%	(11,109)	(2,459)	-78%
Realized	(4,837)	(807)	(1,427)	-71%	(7,979)	(2,234)	-72%
Unrealized	(2,980)	(225)	–	N/A	(3,130)	(225)	-93%
Total compensation and benefitsxii	(24,899)	(18,303)	(18,694)	-25%	(46,717)	(36,998)	-21%
Segment personnel expenses	(5,528)	(6,549)	(6,233)	13%	(10,625)	(12,782)	20%
Other general and administrative expenses	(4,058)	(4,503)	(4,178)	3%	(7,632)	(8,681)	14%
Corporate center expenses	(19,296)	(18,761)	(21,350)	11%	(38,808)	(40,111)	3%
Total expenses	(53,781)	(48,116)	(50,455)	-6%	(103,783)	(98,571)	-5%
Operating profit	65,999	45,959	49,314	-25%	122,857	95,273	-22%
OTHER ITEMS
GP Investment income	(5,206)	(4,169)	(7,211)	39%	(4,045)	(11,380)	181%
Realized gain from GP investment income	345	2,045	4,926	1328%	457	6,971	1425%
Unrealized gain from GP investment income	(5,551)	(6,214)	(12,137)	119%	(4,502)	(18,351)	308%
Financial income	14,152	24,708	21,193	50%	18,649	45,901	146%
Realized gain from financial income	14,239	24,996	20,001	40%	18,883	44,997	138%
Unrealized gain from financial income	(87)	(288)	1,192	N/A	(234)	904	N/A
Leasing expenses	(3,106)	(2,472)	(2,400)	-23%	(6,263)	(4,872)	-22%
Other items	(2,120)	(1,136)	644	N/A	(1,234)	(492)	-60%
Share Based Plan	(1,642)	(736)	(2,468)	50%	(1,642)	(3,204)	95%
Nonrecurring expenses	–	(5,109)	(962)	N/A	–	(6,071)	N/A
Total Other Items	2,078	11,086	8,796	323%	5,465	19,882	264%
Profit before income taxes	68,077	57,045	58,109	-15%	128,322	115,154	-10%
(-) Income taxes	(14,671)	(11,739)	(11,711)	-20%	(27,903)	(23,450)	-16%
NET INCOME	53,406	45,306	46,398	-13%	100,419	91,704	-9%
(+) Non-recurring expenses including income tax related to realized expense	–	4,437	635	N/A	–	5,072	N/A
ADJUSTED NET INCOME	53,406	49,742	47,033	-12%	100,419	96,776	-4%

Total net revenues from services rendered of R$99.8 million for the quarter ended June 30, 2022, compared to R$119.8 million for the quarter ended June 30, 2021, a decrease of 17% year-over-year, impacted by significant mark-to-market correction this quarter, which has a negative impact on Liquid Strategies’ AUM and performance fees. Net revenues for the six months ended June 30, 2022, were R$193.8 million, down 14% year-over-year, when compared to the six months ended June 30, 2021. Net revenues for the quarter-over-quarter ended June 30, 2022, were up 6%, when compared to the quarter ended March 31, 2022, due to relevant fundraising in Private Markets and IP&S during the 2Q’22.

•	Management fee revenues of R$89.3 million for the quarter ended June 30, 2022, compared to R$94.8 million for the quarter ended June 30, 2021, a decrease of 6% year-over-year, primarily due to our successful capital return in FIP Energia PCH, which occurred in the first quarter of 2022, and impacted by significant mark-to-market correction this quarter, which has a negative impact on Liquid Strategies’ AUM. Management fee revenues for the six months ended June 30, 2022, were R$176.5 million, in line, when compared to the six months ended June 30, 2021.

•	Performance fee revenues of R$3.8 million for the quarter ended June 30, 2022, compared to R$18.6 million for the quarter ended June 30, 2021, a decrease of 79% year-over-year. In the 2Q'21 the platform was positively impacted by an extraordinary performance coming from international exclusive mandates in IP&S. Performance fee revenues were R$7.0 million for the six months ended June 30, 2022, down 75% year-over-year, when compared to the six months ended June 30, 2021. Liquid strategies' funds haven't been able to charge significant levels of performance fees, mostly due to their high-watermark clause and the strong correction in local markets during the period.

•	Advisory fee revenues of R$6.7 million for the quarter ended June 30, 2022, compared to R$6.4 million for the quarter ended June 30, 2021, an increase of 4% year-over-year. Advisory revenues for the six months ended June 30, 2022, were R$10.3 million, down 52% when compared to the six months ended June 30, 2021, due to a greater contribution from advisory fees in the 1Q’21, when the Advisory team closed the pre-IPO advisory for B3 listed company Espaço Laser.

Total expenses for the quarter ended June 30, 2022, of R$50.5 million, compared to R$53.8 million for the quarter ended June 30, 2021, a decrease of 6% year-over-year. Total expenses for the six months ended June 30, 2022, were R$98.6 million, down 5% when compared to the six months ended June 30, 2021.

•	Bonus related to management and advisory feesxiii of R$17.3 million for the quarter ended June 30, 2022, compared to R$17.1 million for the quarter ended June 30, 2021, an increase of 1% year-over-year. Bonus related to management and advisory was R$34.5 million for the six months ended June 30, 2022, down 3% year-over-year, when compared to the six months ended June 30, 2021.

•	Performance based compensationxiv of R$1.4 million for the quarter ended June 30,2022, compared to R$7.8 million for the quarter ended June 30, 2021. Performance based compensation for the six months ended June 30, 2022, was R$2.5 million, a decrease of 78% year-over-year, when compared to the six months ended June 30, 2021.

•	Segment personnel expensesxv of R$6.2 million for the quarter ended June 30, 2022, compared to R$5.5 million for the quarter ended June 30, 2021, an increase of 13% year-over-year. Segment personnel expenses for the six months ended June 30, 2022, was R$12.8 million, up 20% year-over-year, when compared to the six months ended June 30, 2021, primarily due to higher inflation in the period affecting fixed costs.

•	Corporate center expensesxvi of R$21.4 million for the quarter ended June 30, 2022, compared to R$19.3 million for the quarter ended June 30, 2021, an increase of 11% year-over-year. Corporate center expenses were up year-over-year due to higher inflation in the period and the return of travel expenses to the same levels experienced before COVID-19 pandemic. Corporate center expenses for the six months ended June 30, 2022, were R$40.1 million, up 3% year-over-year, when compared to the six months ended June 30, 2021.

•	Other general and administrative expensesxvii of R$4.2 million for the quarter ended June 30, 2022, compared to

R$4.1 million for the quarter ended June 30, 2021, an increase of 3% year-over-year. Other G&A expenses for the six months ended June 30, 2022, were R$8.7 million, up 14% year-over-year, when compared to the six months ended June 30, 2021.

Operating Profit of R$49.3 million for the quarter ended June 30, 2022, compared to R$66.0 million for the quarter ended June 30, 2021, a decrease of 25% year-over-year. Operating profit for the six months ended June 30, 2022, was R$95.3 million, down 22% year-over-year, when compared to the six months ended June 30, 2021.

GP Investment incomexviii, a result of the company’s GP investments in its proprietary private market funds, was negative R$7.2 million for the quarter ended June 30, 2022, compared to negative R$5.2 million for the quarter ended June 30, 2021, due to the mark-to-market effect over listed REITs’ quotas in the B3. GP Investment income for the six months ended June 30, 2022, was negative R$11.4 million compared to negative R$4.0 million for the six months ended June 30, 2021.

Financial Incomexix of R$21.2 million for the quarter ended June 30, 2022, compared to R$14.2 million for the quarter ended June 30, 2021, an increase of 50% year-over-year, a result of financial gains from the company’s cash allocation. Financial income for the six months ended June 30, 2022, was R$45.9 million, up 146% year-over-year, when compared to the six months ended June 30, 2021.

Leasing Expensesxx of R$2.4 million for the quarter ended June 30, 2022, compared to R$3.1 million for the quarter ended June 30, 2021, a decrease of 23% year-over-year.

Share Based Plan expensesxxi of R$2.5 million for the quarter ended June 30, 2022. In the six months ended June 30, 2022, share based plan expenses accounted for R$3,2 million.

Nonrecurring expensesxxii of R$962 thousands for the quarter ended June 30, 2022. Non-recurring expenses are composed by expenses related to professional services to matters related to M&A.

Profit before income taxes of R$58.1 million for the quarter ended June 30, 2022, compared to R$68.1 million for the quarter ended June 30, 2021, a decrease of 15% year-over-year. Profit before income taxes for the six months ended June 30, 2022, was R$115.2 million, down 10% year-over-year, when compared to the six months ended June 30, 2021.

Income Taxesxxiii of R$11.7 million for the quarter ended June 30, 2022, which represented an effective tax rate for the quarter of 20%, compared to R$14.7 million for the quarter ended June 30, 2021, which represented an effective tax rate of 22%.

Adjusted Net Income of R$47.0 million for the quarter ended June 30, 2022, compared to R$53.4 million for the quarter ended June 30, 2021, a decrease of 12% year-over-year. Adjusted Net Income was R$96.8 million for the six months ended June 30, 2022, down 4% year-over-year, when compared to the six months ended June 30, 2021.

Supplement Details

Assets Under Management (AUM)xxiv Rollforward – R$ millions

For the Three Months Ended June 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	11,025	9,333	23,394	1,493	5,317	3,206	2,910	56,677
(+/-) Capital Subscription / (capital return)	1,888	–	–	11	(113)	958	–	2,744
(+) Capital Subscription	1,898	–	–	11	–	994	–	2,904
(-) Capital Return	(11)	–	–	–	(113)	(36)	–	(160)
(+/-) Net Inflow / (outflow)	–	(646)	2,448	–	16	29	(116)	1,731
(+/-) Appreciation / (depreciation)	100	(1,622)	(182)	(45)	(12)	124	(14)	(1,651)
Ending Balance	13,013	7,064	25,659	1,460	5,208	4,318	2,781	59,502

For the Twelve Months Ended June 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	10,851	10,861	21,966	2,363	5,087	2,461	3,263	56,852
(+/-) Capital Subscription / (capital return)	2,103	–	203	(900)	296	1,053	–	2,755
(+) Capital Subscription	2,116	–	203	288	619	1,160	–	4,386
(-) Capital Return	(13)	–	–	(1,188)	(323)	(107)	–	(1,631)
(+/-) Net Inflow / (outflow)	–	(1,289)	3,658	–	123	499	(498)	2,492
(+/-) Appreciation / (depreciation)	58	(2,508)	(168)	(3)	(298)	305	16	(2,597)
Ending Balance	13,013	7,064	25,659	1,460	5,208	4,318	2,781	59,502

Fee Earning Assets Under Management (FEAUM) Rollforward – R$ millions

For the Three Months Ended June 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	9,236	9,267	23,258	1,433	5,317	3,206	2,838	54,553
(+/-) Capital Subscription / (capital return)	593	–	–	11	(113)	958	–	1,449
(+) Capital Subscription	603	–	–	11	–	994	–	1,609
(-) Capital Return	(11)	–	–	–	(113)	(36)	–	(160)
(+/-) Net Inflow / (outflow)	–	(643)	2,468	–	16	29	(116)	1,755
(+/-) Appreciation / (depreciation)	(31)	(1,622)	(181)	(45)	(12)	124	(16)	(1,783)
Ending Balance	9,797	7,002	25,545	1,399	5,208	4,318	2,706	55,975

For the Twelve Months Ended June 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	9,066	10,765	21,812	2,259	5,087	2,461	3,200	54,650
(+/-) Capital Subscription / (capital return)	808	–	203	(850)	296	1,053	–	1,510
(+) Capital Subscription	821	–	203	288	619	1,160	–	3,091
(-) Capital Return	(13)	–	–	(1,138)	(323)	(107)	–	(1,581)
(+/-) Net Inflow / (outflow)	–	(1,285)	3,686	–	123	499	(502)	2,520
(+/-) Appreciation / (depreciation)	(77)	(2,479)	(155)	(10)	(298)	305	8	(2,706)
Ending Balance	9,797	7,002	25,545	1,399	5,208	4,318	2,706	55,975

Accrued Performance Fees – Private Market Funds

(R$ mm)	1Q’22	Unrealized Performance Fees	Realized Distributions	2Q'22
Private Equity	84.6	41.5	-	126.1
Infrastructure	20.0	(0.2)	-	19.9
Real Estate	0	0.1	-	0.1
Total	104.6	41.5	-	146.1

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement.

The fund FIP Infra Transmissão in Infrastructure had R$19.9 million as of the end of the second quarter of 2022 booked as unrealized performance fees in the company´s balance sheet.

Accrued performance fees shown for Private Equity funds of R$126.1 million and for Real Estate funds of R$0.1 million as of the end of the second quarter of 2022 have not been booked as unrealized performance fees in the company´s balance sheet.

Investment Records – IP&S, Liquid Strategies, Credit and Listed REIT

Fund	Segment	NAVxxv (R$ millions)	2Q22	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	490.5	2.2%	5.4%	7.7%	9.2%	CDI[4]	CDI[4]
Atlas Strategy²	Hedge Funds	490.2	0.5%	4.8%	0.4%	0.9%	CDI[4]	CDI[4]
Vinci Total Return	Hedge Funds	241.0	-12.5%	-4.5%	-10.5%	33.2%	IPCA[5] + Yield IMA-B7	IPCA[5] + Yield IMA-B7
Mosaico Strategy	Public Equities	951.1	-18.5%	-8.9%	-24.6%	-3.0%	IBOV[5]	IBOV[5]
Vinci Gas Dividendos FIA	Public Equities	469.9	-15.1%	-1.9%	-15.5%	7.5%	IBOV[5]	IBOV[5]
Vinci Valorem FIM	IP&S	3,066.5	2.9%	7.3%	9.7%	15.4%	IMA-B 5[7]	IMA-B 5[7]
Equilibrio Strategy³	IP&S	2,070.7	2.7%	7.4%	8.9%	15.9%	IPCA[6]	-
Vinci Selection Equities FIA	IP&S	634.3	-13.7%	-5.6%	-21.6%	0.3%	IBOV[5]	IBOV[5]
Vinci Crédito Imobiliário I	Credit	257.1	3,16%	7.79%	7,79%	16,39%	IPCA[6]	IPCA[6] +7.785%
Vinci Crédito Imobiliário II	Credit	636.9	1,55%	4.71%	4,52%	11,52%	IPCA[6]	IPCA[6]+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	125.0	3,36%	6.16%	11,00%	16,43%	CDI[4]	CDI[4]
Vinci Energia Sustentável	Credit	614.0	2,33%	1.30%	3,58%	13,55%	IPCA[6]	IPCA[6] + 6%
Vinci Crédito Multiestratégia	Credit	308.2	3,35%	6.80%	12,91%	-	CDI[4]	IPCA[6] + 5%
VISC11	Real Estate (listed REIT)	1,774.9	3.2%	1.8%	1.9%	9.3%	IFIX[8]	IPCA[6] + 6%
VILG11	Real Estate (listed REIT)	1,421.8	-2.1%	-5.7%	-5.3%	-9.4%	IFIX[8]	IPCA[6] + 6%
VINO11	Real Estate (listed REIT)	725.4	-9.9%	-18.7%	-17.5%	-8.8%	IFIX[8]	IPCA[6] + 6%
VIFI11	Real Estate (listed REIT)	55.6	-1.9%	-4.6%	-9.3%	-17.1%	IFIX[8]	IFIX[8]
VIUR11	Real Estate (listed REIT)	191.3	0.5%	-2.7%	-12.6%	-	IFIX[8]	IPCA[6] + 6%
VIGT11	Infrastructure (listed)	595.5	-4.7%	-6.4%	-4.0%	-22.7%	-	-
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	11.0	2.0%	3.8%	-	-	IFIX[8]	IFIX[8]

Benchmark	2Q22	YTD	12 M	24 M
IBOV	-18.1%	-6.0%	-22.3%	3.7%
CDI	3.0%	5.4%	8.7%	11.1%
IMA-B 5	2.7%	6.6%	10.1%	16.7%
IPCA + Yield IMA-B	4.2%	7.4%	16.0%	28.6%
IPCA	2.3%	5.5%	11.9%	21.2%
IFIX	-0.9%	-0.3%	-2.3%	11.5%

Investment Records – Closed End Private Markets fundsxxvi

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOICxxvii (BRL)	Gross MOIC (USD)	Gross IRRxxviii (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,058	229	5,287	4.4x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	1,805	1,844	2,390	4,234	2.3x	1.2x	12.6%	2.8%
VCP III	Private Equity	2018	4,000	1,825	34	2,910	2,944	1.6x	1.6x	48.6%	42.0%
VCP Strategyxxix	Private Equity		7,615	4,835	6,936	5,529	12,465	2.6x	2.3x	64.8%	70.3%
NE Empreendedor	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	75	139	214	1.6x	1.4x	20.7%	13.5%
VIR IV	Private Equity	2020	1,000	189	4	202	205	1.1x	1.2x	14.1%	37.5%
VIR Strategyxxx	Private Equity		1,276	336	105	340	446	1.3x	1.2x	22.1%	27.8%
FIP Transmissãoxxxi	Infrastructure	2017	211	104	241	161	401	3.9x	3.0x	69.4%	53.5%
VIASxxxii	Infrastructure	2021	386	350	–	350	350	1.0x	1.1x	NM	NM
VFDLxxxiii	Real Estate	2021	422	83	–	103	103	1.2x	1.8x	44.5%	46.5%

Shareholder Dividends

($ in thousands)	1H21	3Q'21	4Q'21	1Q’22	2Q’22
Distributable Earnings (R$)	101,976	61,743	68,515	53,255	60,435
Distributable Earnings (US$)xxxiv	19,397	11,377	13,637	10,615	11,795
DE per Common Share (US$)xxxv	0.34	0.20	0.24	0.19	0.21
Actual Dividend per Common Sharexxxvi	0.30	0.16	0.20	0.17	0.17
Record Date	September 01,2021	December 01,2021	March 10, 2022	May 24, 2022	August 25, 2022
Payable Date	September 16, 2021	December 16,2021	March 24, 2022	June 08, 2022	September 09,2022

Vinci Partners generated R$1.09 or US$0.21 of Distributable Earnings per common share for the second quarter of 2022.

The company declared a quarterly dividend of US$0.17 per common share to record holders as of August 25, 2022; payable on September 09, 2022.

Share Summary

VINP Shares	1Q'21	2Q'21	3Q'21	4Q'21	1Q’22	2Q'22
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class A – Partnership Units	27,175,861	27,175,861	27,175,861	27,175,861	27,175,861	27,175,861
Class A - Public Float	15,271,488	15,094,833	14,921,318	14,513,477	14,187,216	13,936,856
Common Shares Outstanding	56,913,588	56,736,933	56,563,418	56,155,577	55,829,316	55,578,956

Common Shares Outstanding as of quarter end of 55,578,956 shares.

•	Repurchased 250,306 common shares in the quarter, with an average share price of US$11.7.

•	Repurchased 1,334,632 common shares since the announcement of the first share repurchase plan, with an average share price of US$12.5.

•	Available authorization remaining was R$56.4 million on June 30, 2022.

GP Commitment in Private Market funds

(R$ millions, unless mentioned) Fund	Segment	2Q’22 Commitments	Total Capital Committed	2Q’22 Capital Called	Total Capital Called	Capital Returned/ Dividends Payed (2Q’22)	Accumulated Capital Returned/ Dividends Payed	Fair value of investments

Nordeste III	Private Equity	–	5.0	0.0	3.1	–	1.3	2.8
VCP III	Private Equity	–	3.1	0.4	2.1	–	–	2.9
VIR IV	Private Equity	–	11.1	0.2	3.1	0.0	0.1	2.8
VCP IV	Private Equity	350.0	350.0	–	–	–	–	–
FIP Infra Transmissão (co- investment)[i]	Infrastructure	–	29.5	–	8.9	–	19.7	12.6
FIP Infra Transmissãoii	Infrastructure	–	10.5	–	3.4	–	6.2	3.6
VIAS	Infrastructure	–	50.0	–	27.8	–	–	27.0
Vinci Transporte e Logística II	Infrastructure	15.0	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	11.4	11.4	6.3	6.3	–	–	6.3
VFDL	Real Estate	–	70.0	3.5	17.5	–	–	20.3
VIUR	Real Estate	–	67.3	–	67.3	1.5	6.1	48.3
VINO	Real Estate	–	50.0	–	50.0	0.9	1.6	40.0
Vinci FOF Imobiliário	Real Estate	–	10.0	–	10.0	–	–	7.0
VCRIiii	Credit	–	80.0	–	80.0	2.5	2.5	79.1
Vinci Crédito Agro Imobiliário	Credit	16.0	16.0	16.0	16.0	–	–	16.3
Vinci Crédito Infra Institucional	Credit	100.0	100.0	–	–	–	–	–
VSP	IP&S	45.0	50.0	2.2	2.2	–	–	10.0
Total		537.4	928.9	28.6	297.6	4.9	37.5	278.9

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	2Q'21	1Q'22	2Q'22	2Q'21 YTD	2Q'22 YTD

OPERATING PROFIT	65,999	45,959	49,314	122,857	95,273
(-) Net revenue from realized performance fees	(9,559)	(2,536)	(3,839)	(19,088)	(6,375)
(-) Net revenue from unrealized performance fees	(9,065)	(636)	–	(9,487)	(636)
(+) Compensation allocated in relation to performance fees	7,817	1,032	1,427	11,109	2,459
FEE RELATED EARNINGS (FRE)	55,192	43,818	46,902	105,391	90,720

OPERATING PROFIT	65,999	45,959	49,314	122,857	95,273
(-) Net revenue from management fees	(94,778)	(87,229)	(89,271)	(176,621)	(176,500)
(-) Net revenue from advisory	(6,378)	(3,674)	(6,659)	(21,444)	(10,333)
(+) Bonus related to management and advisory	17,082	17,272	17,267	35,608	34,539
(+) Personnel expenses	5,528	6,549	6,233	10,625	12,782
(+) Other general and administrative expenses	4,058	4,503	4,178	7,632	8,681
(+) Corporate center expenses	19,296	18,761	21,350	38,808	40,111
PERFORMANCE RELATED EARNINGS (PRE)	10,807	2,140	2,412	17,466	4,552

OPERATING PROFIT	65,999	45,959	49,314	122,857	95,273
(-) Net revenue from unrealized performance fees	(9,065)	(636)	–	(9,487)	(636)
(+) Compensation allocated in relation to unrealized performance fees	2,980	225	–	3,130	225
(+) Realized gain from GP investment income	345	2,045	4,926	457	6,971
SEGMENT DISTRIBUTABLE EARNINGS	60,259	47,593	54,240	116,958	101,833

NET INCOME	53,406	45,306	46,398	100,419	91,704
(-) Net revenue from unrealized performance fees	(9,065)	(636)	–	(9,487)	(636)
(+) Income tax from unrealized performance fees	124	73	–	173	73
(+) Compensation allocated in relation to unrealized performance fees	2,980	225	–	3,130	225
(-) Unrealized gain from GP investment income	5,551	6,214	12,137	4,502	18,351
(+) Income tax on unrealized gain from GP investment income	(838)	–	(55)	(422)	(55)
(-) Unrealized gain from financial income	87	288	(1,192)	234	(904)
(+) Income tax on unrealized gain from financial income	(32)	65	(65)	(80)	–
(+) Depreciation and amortization	926	984	976	1,865	1,960
(+) Share Based Plan	1,642	736	2,468	1,642	3,204
(-) Income Taxes on Share Based Plan	–	–	(233)	–	(233)
(+) Non-recurring expenses including income tax related to realized expense	–	4,437	635	–	5,072
ADJUSTED DISTRIBUTABLE EARNINGS	54,781	57,692	61,070	101,976	118,762

TOTAL NET REVENUE FROM SERVICES RENDERED	119,780	94,075	99,769	226,640	193,844
(-) Net revenue from realized performance fees	(9,559)	(2,536)	(3,839)	(19,088)	(6,375)
(-) Net revenue from unrealized performance fees	(9,065)	(636)	–	(9,487)	(636)
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	101,156	90,903	95,930	198,065	186,833

Effective Tax Rate Reconciliation

(R$ thousands, unless mentioned)	2Q'21	2Q'22	2Q'21 YTD	2Q'22 YTD
Profit (loss) before income taxes, not-including Dividends to partners	68,077	58,109	128,322	115,154
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (Expense) at statutory rates	(23,146)	(19,757)	(43,629)	(39,152)
Reconciliation adjustments:
Expenses not deductible	(4)	(9)	(56)	(27)
Tax benefits	33	30	47	65
Share based payments	(166)	(70)	(166)	(156)
Effect of presumed profit of subsidiaries¹	8,739	7,951	15,831	15,665
Other additions (exclusions), net	(127)	144	70	155
Income taxes expenses	(14,671)	(11,711)	(27,903)	(23,450)
Current	(16,704)	(12,886)	(30,900)	(25,557)
Deferred	2,033	1,175	2,997	2,107
Effective tax rate	22%	20%	22%	20%

Balance Sheet Results

Assets	3/31/2022	6/30/2022
Current assets
Cash and cash equivalents	38,516	57,780
Cash and bank deposits	9,109	10,532
Financial instruments at fair value through profit or loss	29,407	47,248
Financial instruments at fair value through profit or loss	1,324,292	1,290,972
Trade receivables	41,453	45,324
Sub-leases receivable	1,500	1,500
Taxes recoverable	3,214	4,541
Other assets	7,136	10,689
Total current assets	1,416,111	1,410,806

Non-current assets
Financial instruments at fair value through profit or loss	9,235	5,701
Trade receivables	20,042	20,042
Sub-leases receivable	2,256	1,960
Taxes recoverable	61	62
Deferred taxes	6,057	6,226
Other receivables	1,851	1,543
	39,502	35,534

Property and equipment	13,591	13,087
Right of use - Leases	63,159	60,632
Intangible assets	1,156	1,600
Total non-current assets	117,408	110,853

TOTAL	1,533,519	1,521,659

Liabilities and equity	3/31/2022	6/30/2022
Current liabilities
Trade payables	366	313
Deferred Revenue	17,504	–
Leases	22,755	23,218
Accounts payable	6,909	6,941
Labor and social security obligations	25,023	44,038
Taxes and contributions payable	14,838	17,990
Total current liabilities	87,395	92,500

Non-current liabilities
Accounts payable	–	–
Leases	59,581	55,724
Labor and social security obligations	–	274
Deferred taxes	5,209	4,203
	64,790	60,201

Total liabilities	152,185	152,701

Equity
Share capital	15	15
Additional paid-in capital	1,382,038	1,382,038
Treasury shares	(73,815)	(88,425)
Retained Earnings	59,315	58,227
Other reserves	13,747	17,067
	1,381,300	1,368,922

Non-controlling interests in the equity of subsidiaries	34	36

Total equity	1,381,334	1,368,958

Total liabilities and equity	1,533,519	1,521,659

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

i Adjusted Distributable Earnings is calculated as Distributable Earnings less non-recuring expenses.

ii Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.

iii FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last six months values are calculated as the sum of the last four quarters.

iv Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.

v Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last six months values are calculated as the sum of the last four quarters.

vi For the six months ended June 30, 2022, non-recurring expenses are composed by expenses related to professional services to matters related to M&A and our international corporate organization.

vii Net revenue from Fund Management and Advisory is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

viii FRE Margin is calculated as FRE over total net management and advisory fees.

ix “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.

x Segment Distributable Earnings is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

xi Adjusted DE Margin is calculated as adjusted DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.

xii “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance based compensation. Total compensation and benefits include Dividends to Partners, distributed by the company to its original partners before the public turned public in 2021. In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Brazil. After the company’s IPO, Vinci Partners changed its compensation structure, from a dividend distribution policy to a profit-sharing scheme for our partners.

xiii Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

xiv Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

xv “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xvi “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xvii “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xviii “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xix “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment.

xx “Leasing expenses” include costs from the company’s sub-leasing activities.

xxi “Share Based Plan” is the composition of two benefit programs: SOP (Stok Option Plan) and RSU (Restricted Stock Units). In Stock Option Plan the company concedes to an employee the option to buy stock in the company with stated fixed price. The Restricted Stock Units concedes company shares to an employee through a vesting plan in which RSUs are assigned a fair market value.

xxii Non-recurring expenses for the second quarter of 2022 are composed by expenses related to professional services to matters related to M&A. For the six months ended June 30, 2022, non-recurring expenses include expenses related to professional services to matters related to our international corporate organization.

xxiii Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.

xxiv AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

xxv NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

xxvi Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxvii “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxviii “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxix Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 1Q’22, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxx Track record for VIR strategy is presented as of 1Q’22, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxxi Track record for FIP Infra is presented as of 2Q’22.

xxxii Track record for VIAS is presented as of 2Q’22.

xxxiii Track record for VFDL is presented as of 2Q’22.

xxxiv US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.1239 as of August 09, 2022, when dividends were approved by our Board of Directors.

xxxv Per Share calculations are based on end of period Participating Common Shares.

xxxvi Actual dividends per common share are calculated considering the share count as of the applicable record date.

xxxvii The remaining capital committed in FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

xxxviii The remaining capital committed in FIP Infra Transmissão will not be called by the fund, which is already in divestment period.

VINCI partners

RIO DE JANEIRO - BRAZIL
55 21 2159 6000
Av. Bartolomeu Mitre, 336 - Leblon
22431-002 Rio de Janeiro RJ

SÃO PAULO - BRAZIL
55 11 3572 3700
Av. Brigadeiro Faria Lima, 2.277
14º andar - Jardim Paulistano
01452-000 São Paulo SP

RECIFE - BRAZIL
55 81 3204 6811
Av. República do Líbano, 251
Sala 301 - Torre A - Pina
51110-160 Recife PE

NOVA YORK - USA
1 646 559 8000
780 Third Avenue, 25th Floor
New York, NY 10017